

British (b. 1969)

Cecily Brown

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488 Brown Value Offering

Prior to acquisition, this offering was appraised at $700,000. It's available now for $555,000, a 20.7% discount to that fair market appraised value.

Fair Market Value

$700,000

Offering Price **Discount**

$555,000

Top-Selling

Cecily Brown
million in tot



Fundamentals

Discount Offering: Prior to acquisition, we internally appraised this painting at $700,000 in April 2025. It's available now for $555,000, 20.7% below its fair market valuation.*

5 Past Exits: Masterworks has exited 5 other Brown offerings, more than any artist on the platform. Past performance not indicative of future returns.

Top Female 'Contemporary' Artist: Cecily Brown is the top selling female contemporary artist (born after 1945). Last year she sold $23M at auction, while setting her new 10th highest price.

Documented Appreciation: Brown's works have historically appreciated 94% of the time they've returned to auction. 36 repeat sales, across three decades of auction history ('00-'24).

Attractive Risk-Adjusted Appreciation: Brown's Sharpe Ratio is 1.26 ('00-'24), while the S&P is .41, Bonds are .44, and Real Estate is .30 over the same time period.

Global Museum Reach: Cecily Brown just opened a retrospective at the Barnes Foundation in Philadelphia. Over the past few years, she's also shown at the Met and LACMA, as well in museums across Europe.

Big Name Collectors: Brown's work is not only in the collections of major museums like the Met, the MoMA, and the Guggenheim, as well as celebrities like Alicia Keyes and Swizz Beatz of the Dean Collection.

Small Offering: At $555,000, this is the smallest offering featuring Cecily Brown in our collection.

Previous Masterworks exits featuring artwork by Cecily Brown not included in set of similar sales to live offering (Masterworks 488).

Sharpe Ratio figures for illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations.

For further disclaimers, see Important Disclosures at masterworks.com/cd.

*On April 7, 2025, the Painting was appraised by Masterworks at a fair market value of $700,000. The appraisal is relevant only as of its respective issuance date and is subject to important limitations. Undue emphasis should not be placed on the amount. For more information, see "Description of Business – Art Appraisals" in this offering circular.

The Artist

Cecily Brown (b. 1969, Britain) is considered to be one of the most important contemporary artists living today. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered attention. Brown is signed with Gagosian Gallery, the mega-dealer who has represented some of the most important names in contemporary art, including Jean-Michel Basquiat, Cy Twombly, and Richard Serra.

Established

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Established based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Alicia Keys & Swizz Beatz Musicians	**British Museum** London, England	**Elton John** Musician
Guggenheim Museum New York, NY	**Jason Swartz** Entrepreneur	**Metropolitan Museum of Art** New York, NY
Museum of Contemporary Art Los Angeles, CA	**Museum of Modern Art** New York, NY	**National Gallery of Art** Washington D.C.
Tate Modern London, England	**UBS Art Collection** New York, NY	**Whitney Museum of American Art** New York, NY

Price Appreciation of Similar Works

18.4%



$800k
$600k
$400k
$200k
$0
2009
2012
2015
2018
2021
2024

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Untitled	2014	15 × 13 in	4/23/2025	$555,000
Untitled (2006)	2006	17 × 13 in	5/13/2024	$571,500
Untitled (#45) (2007)	2007	13 × 17 in	5/11/2023	$806,400
Untitled (2006)	2006	17 × 13 in	5/11/2023	$604,800
Untitled (2016/17)	2017	19 × 17 in	11/16/2022	$661,500
Untitled (#84) (2008)	2008	17 × 13 in	11/18/2021	$403,200
As Like As Like Can Be (2014)	2014	17 × 13 in	11/11/2021	$400,000
Untitled #17 (2006)	2006	17 × 13 in	9/25/2019	$425,000
Untitled #54 (2007)	2007	17 × 13 in	5/14/2019	$275,000
Untitled (2007)	2007	17 × 13 in	2/27/2019	$250,000
Untitled #74 (2008)	2008	17 × 13 in	11/24/2018	$239,457
Untitled #47 (2007)	2007	17 × 13 in	11/15/2018	$250,000

CECILY

BROWN

b. 1969, GREAT BRITAIN



$555,000

INITIAL OFFERING

18.4% ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	19.7% ANNUAL GROWTH OF RECORD PRICE[4]
▲1.26 SHARPE RATIO[3]	18.0% MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Oil on canvas | 15 × 13 in.

Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

The Artwork is a prime, small-scale painting in Cecily Brown's iconic expressive, abstract painting style. Cecily Brown uses smaller canvases to convey more secretive, intimate, and confessional messages. She views these works as gardens as opposed to her larger landscapes, offering a closer look at her unique, gestural painting technique. The Artwork was featured alongside other garden-focused works in an exhibition of Cecily Brown's small-scale paintings curated by the novelist and art writer Jim Lewis at Maccarone in New York, which explores the power of her intimately-scaled paintings. The Artwork makes visual allusions to traditional eighteenth-century English gardens with its subtle red rose motifs. Gardens have always been a source of inspiration for Cecily Brown, who grew up in the suburbs of London. She also looks to art historical references of gardens, from works by Pierre Bonnard and Édouard Vuillard and Leonora Carrington to Hieronymus Bosch's The Garden of Earthly Delights, Lucas Cranach the Elder's The Golden Age, and Andrea Mantegna's The Triumph of Virtue. The Artwork is a small, vertically-oriented canvas painting in a predominantly red, pink, white, and black palette. She layers quick, gestural brushstrokes to create a frenzied, abstract composition that is full of movement. Auction records for artworks similar in scale, style, and period are led by Untitled (#45) (2007), which sold for $806,400 at Christie's New York on May 12, 2023, followed by Untitled (2017), which sold for $661,500 at Sotheby's New York on November 17, 2022, and Untitled (2006), which sold for $604,800 at Christie's New York on May 12, 2023.

Cecily Brown is represented by Paula Cooper Gallery and Thomas Dane Gallery. She has been the subject of numerous major solo exhibitions at major institutions, including the Metropolitan Museum of Art in New York, the Dallas Museum of Art, Blenheim Palace in Oxfordshire, England, the Louisiana Museum in Denmark, the Museum of Fine Arts in Boston, and the Hirshhorn Museum and Sculpture Center in Washington, D.C. Her work is also represented worldwide in the permanent collections of important cultural institutions, including the Solomon R. Guggenheim Museum, the Whitney Museum of American Art in New York, the Brooklyn Museum in New York, the Louisiana Museum in Denmark, the National Gallery of Norway in Oslo, the Tate in London, Glenstone Museum in Potomac, and the Foundation Louis Vuitton in Paris. Since 2017, Brown's secondary market has steadily increased with added traction from her Metropolitan Museum of Art exhibition, which led her to be Artprice's top-selling contemporary artist in 2023. Her market continues to show strength as the all-time top-selling female artist born after 1945 based on auction sales, inclusive of buyers premium. The artist's auction records are led by Suddenly Last Summer (1999), which sold for $6,776,200 at Sotheby's New York on May 16, 2018, Free Games for May (2015), which sold for $6,711,450 at Sotheby's New York on May 16, 2023, and Spree (1999), which sold for $6,583,500 at Sotheby's New York on November 18, 2021.

THE ARTIST'S AUCTION RECORDS ARE LED BY SUDDENLY LAST SUMMER (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S NEW YORK ON MAY 16, 2018, FREE GAMES FOR MAY (2015), WHICH SOLD FOR $6,711,450 AT SOTHEBY'S NEW YORK ON MAY 16, 2023, AND SPREE (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


806400
661500
604800
571500
425000
403200
400000
348500
260703
250000
275000
250000
239569
184406
161000
92218
76900
60000
1/1/2010
1/1/2012
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
1/1/2024
Implied Historical Growth

Cecily Brown (b. 1969, United Kingdom) is one of the most celebrated living British painters and is best known for combining abstraction and figuration with frenzied and vibrant applications of paint. In 1993, Brown received her BFA from the Slade School of Art in London, during which she studied abroad at the New York Studio School. A year after graduating, she returned to New York and distanced herself from the Young British Artists, London's dominant artistic movement focused on unconventional materials and concept driven work. In New York, Brown continued her exploration of the materiality and eroticism of oil paint, drawing inspiration from Analytic Cubism, Abstract Expressionism, and old-master paintings as well as contemporary pornography and female sexuality. Her early works incorporated cartoonish figuration into humorous and sensual expressionistic paintings; however, she predominantly abandoned figuration in the 1990s to develop her dynamic gestural brushstrokes. Brown's abstract compositions quickly garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, her first major solo exhibition, Spectacle, served as the inaugural exhibition of Deitch Projects. Two years later, the artist signed with global mega-dealer Gagosian Gallery, and in 2015, she changed her representation to Thomas Dane Gallery in London and Paula Cooper Gallery in New York. In 2023, the Metropolitan Museum of Art mounted the artist's first major museum survey in New York titled Cecily Brown: Death and the Maid. Brown continues to live and work in New York.





CECILY BROWN



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: works created between 2000-2018, measuring under 20 x 20 inches, excluding works that are stylistically different, diptychs and monochrome reds. The data was sourced from the Masterworks public sale database based on publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.26. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Cecily Brown have a record price compound annual growth rate ("CAGR") of 19.7% from November 13, 2000 to December 31, 2024. This calculation is based on (i) a record price of $75,000 on November 13, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,800,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Cecily Brown is 18.0%, which is based on 36 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Cecily Brown was November 14, 2000 and ending on the last date a repeat sale occurred for such artist, which in the case of Cecily Brown was October 9, 2024. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.